SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Proposal on composition of UPM’s Board of Directors by the nomination committee

(UPM, Helsinki, February 8, 2006) – UPM’s nomination committee proposes to the Annual General Meeting on March 22, 2006 that the number of the members of the Board of Directors be 10 members, and that the Board members: Martti Ahtisaari, Michael Bottenheim, Berndt Brunow, Karl Grotenfelt, Georg Holzhey, Wendy E. Lane, Jorma Ollila, Françoise Sampermans and Vesa Vainio, be re-elected for the new term that will continue until the end of the next Annual General Meeting of shareholders. Additionally, the Nomination Committee proposes that the former General Counsel of Nokia, Ms. Ursula Ranin, LLM, M.Sc. (Econ.), be elected as a new Board member for the same term. Ms. Ranin was employed by Nokia Group within the legal function from 1984 until the end of 2005. Since 1994 she held the position of Vice President and General Counsel and acted also as the secretary of the Board of Directors since 1996.

UPM, Viestintä, Media Desk puh. 040 588 3284, communications@upm-kymmene.com

PL 380, 00101 Helsinki, faksi 0204 15 0308

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations